

Mail Stop 4628

February 14, 2017

Mr. Daniel J. Rice IV
Chief Executive Officer
Rice Energy Inc.
400 Woodcliff Drive
Canonsburg, Pennsylvania 15317

    Re: Rice Energy Inc.
          Form 10-K for the Fiscal Year ended December 31, 2015
          Filed February 25, 2016
          Response Letter Dated December 22, 2016
          File No. 001-36273

Dear Mr. Rice:

We have reviewed your December 22, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 9, 2016 letter.

Form 10-K for the fiscal year ended December 31, 2015

Properties, page 38

Production, Revenues and Price History, page 43

1.   We have read your response to comment 2 and note your conclusion that there are no distinguishable "fields" among your assets, and that the treatment of your asset base as a single field is consistent with Rule 4-10(a)(15) of Regulation S-X insofar as it contemplates fields consisting of multiple reservoirs.

In this regard, we note that a field pursuant to Rule 4-10(a)(15) of Regulation S-X is described as "an area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition."

Although the Marcellus and Utica Shale formations share a common footprint over the area of your leases due to an overlap of the formations projected to the surface, your conclusion that these formations represent a single "field" does not address the requirement that the respective shale formations are related to the same individual (subsurface) geological structural feature and/or stratigraphic condition. In this regard, we note the Marcellus and Utica Shale formations are separate time stratigraphic units deposited during different the geological periods.

Your response further indicates the best indication of the existence of a single or multiple "fields" is the resulting operational approach taken by the subject company.

Regarding the portion of the definition in Rule 4-10(a)(15) that states "reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field," the discussion provided in your response to comment 3 identifies aspects of your operations sufficient to warrant the segregation of your cash flows from operations at the formation level, e.g. the Marcellus Shale and the Utica Shale.

Based on the facts and circumstances provided in your responses and the definition of a field under Rule 4-10(a)(15) of Regulation S-X, it appears that separate disclosure of your production relating to the Marcellus Shale formation which represents 75% of the total proved reserves at December 31, 2015 and to the Utica Shale formation which represents 25% of total proved reserves at December 31, 2015 is required under Item 1204(a) of Regulation S-K. Expand the table on page 44 to provide disclosure of production for each formation by final product sold for each of the last three fiscal years. Alternatively, modify the tabular presentation and related footnotes on page 39 which present your production by formation in terms of Bcfe equivalent amounts to provide separate disclosure of the net quantities by final product sold.

Financial Statements and Supplementary Data, page 78

Notes to Consolidated Financial Statements, page 86

Note 3. Goodwill, page 91

2.   Your response to prior comment number 5 from our letter dated December 9, 2016 indicates that the estimated fair value of your exploration and production reporting unit was $560 million, while the carrying value was $1,553 million. Explain to us whether, and if so, how, you considered these relative values in assessing whether impairment

testing was necessary, and in conducting any resulting impairment tests, for any other assets in your exploration and production reporting. As part of your response, reconcile for us the carrying value per your response and the exploration and production segment assets per your 10-K.

You may contact Joseph Klinko at (202) 551-3824, John Hodgin at (202) 551-3689 or me at (202) 551-3489 with any questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources